Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

NaNoPure USA Corporation
2356 FOUNTAIN GATE DRIVE
LITTLE ELM, TX 75068
http://www.nanopureusa.com

Up to $124,000.00 in Class B, Series-Common Non-Voting at $5.00
Minimum Target Amount: $124,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: NaNoPure USA Corporation
Address: 2356 FOUNTAIN GATE DRIVE, LITTLE ELM, TX 75068
State of Incorporation: TX
Date Incorporated: January 22, 2022

Terms:

Equity

Offering Minimum: $124,000.00 | 24,800 shares of Class B, Series-Common Non-Voting
Offering Maximum: $124,000.00 | 24,800 shares of Class B, Series-Common Non-Voting
Type of Security Offered: Class B, Series-Common Non-Voting
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $300.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive 2% bonus shares

Tier 2 Perk: Invest $5,000+ and receive 5% bonus shares

Tier 3 Perk: Invest $10,000+ and receive 10% bonus shares

Tier 4 Perk: Invest $20,000+ and receive 15% bonus shares

Tier 5 Perk: Invest $50,000+ and receive 20% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

NaNoPure USA Corporation will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B, Series-Common Non-Voting at $5.00 / share, you will receive 110 shares of Class B, Series-Common Non-Voting, meaning you'll own 110 shares for $500.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview

NaNoPureUSA Corporation ("NaNoPure" or "NNP" or the "Company") is an environmental air, water, and wastewater pollution control company. We focus on purifying air, water, and gases, offering advanced solutions for industrial complexes. Our mission is to provide the purest air and water through patented, cutting-edge technologies. The Company's current product lineup includes solutions for treating industrial water and wastewater for reuse, using patented processes like the NaNoPure SRS separator and NaNoPure VVDS distillation systems. We operate in the exciting, high-growth fields of industrial filtration, water treatment, and pollution control markets, with future plans to target consumer air and water filtration products.

The Company's Intellectual Property ("IP")

NNP's technology development plans include the SRS® system, which holds an active patent, and additional technologies designed to enhance efficiency in wastewater reuse, oil recovery, and contaminant removal. While previous patents for the VVDS and Econo Filter have expired, Nanopure plans to pursue the acquisition of patents for these and other innovations as they advance in development.

Competitors and Industry

Competitors

NaNoPure operates in a highly competitive environment with global giants like Veolia, Ecolab, Xylem, and Pentair, each dominating different segments of the water, wastewater, and industrial filtration markets. These competitors often focus on either municipal water treatment plants or consumer products, while NaNoPure stands apart by targeting niche industrial markets and creating a brand identity through strategic private-label agreements. Our differentiator lies in our expertise and ability to integrate smaller companies with unique solutions for water and air purification. This allows us to compete with larger organizations through innovative technologies that reduce costs for customers.

Industry

NaNoPure believes it is well-positioned within the rapidly growing global water and wastewater treatment market, which is expected to reach $84 billion by 2031. Additionally, the industrial filtration market, worth $41 billion, and the broader water market, valued at $573 billion, offer significant opportunities for growth. Increased environmental regulations, the focus on water reuse, and the rising need for sustainable solutions are driving growth in these industries. NaNoPure aims to capture a meaningful share of these markets by delivering advanced technologies at a lower cost and expanding its product offerings to serve both industrial and consumer markets.

Current Stage and Roadmap

Current Traction

NaNoPure has grown since its inception in 2021, with 90%+ year-over-year growth for three consecutive years. In 2023, the Company generated $702K in revenue, and by 2024, it is on track to reach $1.50M with a current year-to-date revenue of $844K. The Company has secured agreements with major global energy companies, a core target market. Gross profit margins range between 35% and 69%, and the Company is actively pursuing opportunities to improve margins through bulk purchases and scaling. NaNoPure's expertise in the niche environmental remediation sector has allowed it to secure key private-label and distribution agreements, which it believes positions itsefl for future success.

Future Roadmap

Over the next few years, NaNoPure intends to grow through both organic sales and acquisitions. The Company plans to diversify its offerings into the semiconductor, pharmaceutical, and defense markets, as well as introduce consumer-facing products. The Company intends to explore strategic acquisitions of small and mid-size water treatment equipment manufacturers will be a key driver of growth, which would allow NaNoPure to expand its capabilities and market reach. In the short term, new product launches and ongoing private-label partnerships will help NaNoPure further penetrate its existing markets while maintaining a strong focus on sustainability and efficiency.

The Team

Officers and Directors

Name: Bert Alan Hibl

Bert Alan Hibl's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chairman & CEO
  Dates of Service: January, 2021 - Present
  Responsibilities: I am Chairman & CEO. I started the company. I am the primary shareholder with 99.70255% of stock and lead executive of the company.

Other business experience in the past three years:

- Employer: Danaher/Pall Corporation
  Title: Territory Sales Manager
  Dates of Service: January, 2018 - December, 2020
  Responsibilities: Responsible for sales to Refining, Chemical, Petrochemical and Oil+Gas from El Paso to Schreveport, Arkansas, Oklahoma, N Louisiana and S New Mexico.

Name: Tammy Lynn Hibl

Tammy Lynn Hibl's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director of Corporate Administation
  Dates of Service: January, 2021 - Present
  Responsibilities: My role on the board of directors is provide honest and valuable input. Guide the company with a broad set of policies and make important decisions as a fiduciary on behalf of the company and its shareholders.

Other business experience in the past three years:

- Employer: Solis Mammography
  Title: Mammography Technologist
  Dates of Service: September, 2013 - Present
  Responsibilities: My responsibilities encompasses breast biopsy's, bone densities, diagnostic mammograms for patients in North Texas.

Name: Andrea Paige Salazar

Andrea Paige Salazar's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Marketing Technology Officer
  Dates of Service: August, 2023 - Present
  Responsibilities: My role as Chief Marketing Technology Officer is to direct the digital, virtual and overall general marketing of NNP. This encompasses, developing and online presence with Facebook, Twitter, Instagram, etc. My work encompasses website updates, producing emailers, flyers and brochures related to the company and its' products.

Other business experience in the past three years:

- Employer: 8z/Thrive Real Estate Group
  Title: Real Estate Specialist
  Dates of Service: February, 2022 - Present
  Responsibilities: As a residential real estate specialist, my responsibility is to list properties for sale, perform showings for interested clients, generate open houses and to close contracts.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Common Stock in the amount of up to1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product

All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products

Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
NaNoPure USA Corporation was formed on 01/22/2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Nanopure Corp has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Bert Alan Hibl	1,000,000	Class A, Series-Common Voting	100.0%

The Company's Securities

The Company has authorized Class A, Series-Common Voting, and Class B, Series-Common Non-Voting. As part of the Regulation Crowdfunding raise, the Company will be offering up to 24,800 of Class B, Series-Common Non-Voting.

Class A, Series-Common Voting

The amount of security authorized is 1,000,000 with a total of 1,000,000 outstanding.

Voting Rights

One vote per share

Material Rights

There are no material rights associated with Class A, Series-Common Voting.

Class B, Series-Common Non-Voting

The amount of security authorized is 4,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B, Series-Common Non-Voting.

Material Rights

There are no material rights associated with Class B, Series-Common Non-Voting.

What it means to be a minority holder

As a minority holder of Class B, Series-Common Non-Voting of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

We have NOT made any issuances of securities within the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $344,516 compared to $702,223 in fiscal year 2023. This increase in revenue, driven by an expansion in sales efforts, increased market penetration, and the successful completion of contracts. The increase can also be attributed to improved product distribution and repeat orders from key customers.

Cost of Sales

Cost of Sales for fiscal year 2022 was $233,558 compared to $322,651 in fiscal year 2023. The increase in cost of sales corresponds to the rise in revenue, as higher production volumes led to increased material costs and operational expenses. However, efficiencies in production processes helped to moderate the overall impact on cost of sales.

Gross Margins

Gross margins for fiscal year 2022 were $110,958 compared to $379,572 in fiscal year 2023. The significant increase in gross margins reflects the enhanced operational efficiencies and economies of scale achieved in 2023, allowing for greater profitability despite the rise in cost of goods sold. The Company has also benefited from a favorable product mix that improved profit margins.

Expenses

Expenses for fiscal year 2022 were $239,984 compared to $199,420 in fiscal year 2023. While operating expenses remained fairly stable, the Company managed to achieve a higher revenue base with only a slight increase in expenses, indicating better cost management and optimized operations.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue generating. We are of the opinion that historical cash flows will not be indicative of the revenue and cash flows expected for the future because the Company is expanding, which is expected to result in increased sales and positive cash flow. Past cash was primarily generated through sales and equity investments. Our goal is to continue to increase revenue and restructure resources to focus more on sales, which will further drive revenue growth and result in positive cash flow. The Company's historical negative cash flow reflects investments in product development, marketing, and sales, but we anticipate improved financial performance due to revenue growth and cost control efforts.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company has capital resources available in $23,992 cash on hand as of October 2024.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support our product development which is necessary for the Company's continued growth and success.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 60% will be made up of funds raised from the crowdfunding campaign if it raises its maximum funding goal. This funding will be vital to executing our strategic initiatives and continuing our growth trajectory.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount of $15,000, we anticipate the Company will be able to operate for approximately 3 months. This estimate is based on a current monthly burn rate of $15,000 for expenses related to salaries, inventory, R&D, and operational costs.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal of $1,235,000, we anticipate the Company will be able to operate for approximately 18 months. This is based on a projected monthly burn rate of $68,611 for expenses related to salaries, inventory, product development, and marketing.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital, including potential equity investments, lines of credit, and contemplated future capital raises. We are exploring these options to ensure we have sufficient capital for future growth and expansion.

Indebtedness

- Creditor: Bert Hibl
  Amount Owed: $861,013.00
  Interest Rate: 0.0%
  Maturity Date: January 02, 2024
  In connection with the Asset Purchase Agreement dated February 21, 2022, the Company issued a promissory note in the amount of $997,500 to its founder and CEO, Bert Hibl. This promissory note was issued as consideration for the acquisition of a proprietary contract list, which included 13 contracts. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since no maturity date is set and the loan may be called at any time, the loan is classified under current liabilities.

- Creditor: Capital One
  Amount Owed: $9,068.00
  Interest Rate: 0.0%
  In 2022, the Company entered into an auto loan agreement with Capital one.

Related Party Transactions

- Name of Person: Bert Hibl
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: In connection with the Asset Purchase Agreement dated February 21, 2022, the Company issued a promissory note in the amount of $997,500 to its founder and CEO, Bert Hibl. This promissory note was issued as consideration for the acquisition of a proprietary contract list, which included 13 contracts.
  Material Terms: The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since no maturity date is set and the loan may be called at any time, the loan is classified under current liabilities.

- Name of Person: Bert Hibl

Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: In 2022, the Company borrowed $138,302 from its founder and CEO, Bert Hibl. The loan bears no interest rate and has no defined maturity date.
Material Terms: As of December 31, 2023 and December 31, 2022, the outstanding balance of the loan is $134,504 and $138,302, respectively.

- Name of Person: Bert Hibl
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: In 2023 and 2022, the Company paid $32,526 and $24,977, respectively, to Bert Hibl, the founder and CEO, for the use of a warehouse he owns.
Material Terms: There is no formal rental contract in place, and the arrangement operates on a month-to-month basis.

Valuation

Pre-Money Valuation: $5,000,000.00

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) no preferred stock is authorized or outstanding; (ii) there are no outstanding options, warrants, or other securities with a right to acquire shares; and (iii) there are no shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $124,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
5.5%

- StartEngine Service Fees
12.0%
Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
15.0%
We will use 15% of the funds raised for market and customer research, as well as to continue developing and refining our innovative air and water purification products. This includes testing new technologies and improving existing ones to ensure that we stay ahead of industry standards.

- Inventory
20.0%
We will use 20% of the funds raised to purchase inventory for NaNoPure's product lines in preparation for the expansion of our distribution channels. This inventory includes our patented filtration systems and related consumables, which will be crucial as we ramp up sales and expand into new markets.

- Company Employment
30.0%
We plan to use 30% of the funds to hire key personnel necessary to scale our operations. This includes roles in Office Administration, Sales and Marketing, Customer Service, and Product Development. These hires will help streamline day-to-day operations, expand our market presence, and ensure that we can continue delivering high-quality service to our growing customer base.

- Working Capital
17.5%
17.5% of the funds will be used for working capital to cover expenses related to the initial product launch, ongoing product expansion, and daily operations of the company. This ensures we maintain cash flow for essential activities like vendor payments, sales processes, and operational overhead.

If we raise the over allotment amount of $124,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
5.5%

- Research & Development
  15.0%
  We will use 15% of the funds raised for market and customer research, as well as to continue developing and refining our innovative air and water purification products. This includes testing new technologies and improving existing ones to ensure that we stay ahead of industry standards.

- Inventory
  20.0%
  We will use 20% of the funds raised to purchase inventory for NaNoPure's product lines in preparation for the expansion of our distribution channels. This inventory includes patenting our filtration systems and related consumables, which will be crucial as we ramp up sales and expand into new markets.

- Company Employment
  30.0%
  We plan to use 30% of the funds to hire key personnel necessary to scale our operations. This includes roles in Office Administration, Sales and Marketing, Customer Service, and Product Development. These hires will help streamline day-to-day operations, expand our market presence, and ensure that we can continue delivering high-quality service to our growing customer base.

- Working Capital
  17.5%
  17.5% of the funds will be used for working capital to cover expenses related to the initial product launch, ongoing product expansion, and daily operations of the company. This ensures we maintain cash flow for essential activities like vendor payments, sales processes, and operational overhead.

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://www.nanopureusa.com (http://www.nanopureusa.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/nanopureusa-corp

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR NaNoPure USA Corporation

[See attached]

NANOPURE USA CORPORATION

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors
NaNoPure USA Corporation
Little Elm, Texas

We have reviewed the accompanying financial statements of NaNoPureUSA Corporation (the "Company"), which comprises the balance sheets as of December 31, 2023, and December 31, 2022, and the related statements of operations, statements of changes in stockholders' equity, and cash flows for the year ending December 31, 2023, and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart Accountancy Corp.

September 23, 2024
Los Angeles, California

NANOPURE USA CORPORATION
BALANCE SHEETS
(UNAUDITED)

As of December 31,	2023	2022
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 23,992	$ 21,294
Accounts Receivable, net	248,898	16,897
Inventory	3,657	3,657
Prepaids and Other Current Assets	1,880	-
Total Current Assets	**278,427**	**41,847**
Property and Equipment, net	2,598	3,247
Intangible Assets	777,600	874,800
Total Assets	**$ 1,058,625**	**$ 919,894**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 124,834	$ 9,613
Credit Cards	26,078	48,201
Current Portion of Loan Payable	2,818	2,728
Related Party Loans	861,013	967,936
Other Current Liabilities	11,851	1,300
Total Current Liabilities	**1,026,593**	**1,029,778**
Loan Payable	6,250	9,068
Total Liabilities	**1,032,843**	**1,038,846**
STOCKHOLDERS' EQUITY		
Common Stock	62,206	62,206
Accumulated Deficit	(36,424)	(181,157)
Total Stockholders' Equity	**25,782**	**(118,951)**
Total Liabilities and Stockholders' Equity	**$ 1,058,625**	**$ 919,894**

See accompanying notes to financial statements.

NANOPURE USA CORPORATION
STATEMENTS OF OPERATIONS
(UNAUDITED)

For the Year Ended December 31,		**2023**		**2022**
(USD $ in Dollars)				
Net Revenue	$	702,223	$	344,516
Cost of Goods Sold		322,651		233,558
Gross Profit		**379,571**		**110,958**
Operating Expenses				
General and Administrative		197,359		204,059
Selling and Marketing		2,062		35,925
Total Operating Expenses		**199,420**		**239,984**
Net Operating Income/(Loss)		**180,151**		**(129,026)**
Interest Expense		1,537		1,219
Other Loss/(Income)		(51)		33,025
Income/(Loss) Before Provision for Income Taxes		**178,666**		**(163,270)**
Provision/(Benefit) for Income Taxes		11,851		690
Net Income/(Net Loss)	**$**	**166,815**	**$**	**(163,960)**

See accompanying notes to financial statements.

NANOPURE USA CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

(UNAUDITED)

	Common Stock		Accumulated	Total Stockholders'
(USD $ in Dollars)	Shares	Amount	Deficit	Equity
Balance—December 31, 2021	**-**	**$ 45,581**	**$ (17,197)**	**$ 28,384**
Issuance of Stock	2,000,000	16,624	-	16,624
Net Loss	-	-	(163,960)	(163,960)
Balance—December 31, 2022	**2,000,000**	**$ 62,206**	**$ (181,157)**	**$ (118,951)**
Net Income	-	-	166,815	166,815
Dividend Paid	-	-	(22,082)	(22,082)
Balance—December 31, 2023	**2,000,000**	**$ 62,206**	**$ (36,424)**	**$ 25,782**

See accompanying notes to financial statements.

NANOPURE USA CORPORATION
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For the Year Ended December 31,	2023	2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income/Loss)	$ 166,815	$ (163,960)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities		
Depreciation of Property	649	649
Amortization of Intangibles Assets	97,200	97,200
Changes in Operating Assets and Liabilities:		
Accounts Receivable, net	(232,002)	20,894
Inventory	-	(3,657)
Prepaids and Other Current Assets	(1,880)	-
Accounts Payable	115,221	(16,212)
Credit Cards	(22,123)	48,147
Other Current Liabilities	10,551	888
Net Cash Provided by/(Used In) Operating Activities	**134,431**	**(16,051)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	-	(3,896)
Purchases of Intangible Assets	-	(770,500)
Net Cash Used in Investing Activities	**-**	**(774,396)**
CASH FLOW FROM FINANCING ACTIVITIES		
Dividends	(22,082)	-
Borrowing on Loan Payable		13,900
Repayment of Loan Payable	(2,728)	(2,104)
Capital Contribution	-	16,624
Borrowing on Related Party Loans	-	766,436
Repayment of Related Party Loans	(106,923)	
Net Cash (Used In)/Provided by Financing Activities	**(131,733)**	**794,857**
Change in Cash & Cash Equivalents	**2,698**	**4,409**
Cash & Cash Equivalents —Beginning of The Year	21,294	16,885
Cash & Cash Equivalents—End of The Year	**$ 23,992**	**$ 21,294**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ 1,537	$ 1,219

See accompanying notes to financial statement

1.   NATURE OF OPERATION

NaNoPure USA Corporation was incorporated on January 22, 2022, in the State of Texas. The financial statements of NaNoPureUSA Corporation (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Little Elm, Texas.

NaNoPureUSA Corporation is focused on the air, water, wastewater, and molecular contamination control markets. NaNoPureUSA Corporation is an environmental air & water pollution control company. Our current focus is in the micro-nano-pico spectrums. The product portfolio includes items such as Bag Vessels, Nylon, Multifilament, Polypropylene, and more.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023, and 2022, the Company's cash & cash equivalents did not exceed FDIC-insured limits.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB, introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023, and 2022, the Company determined an allowance for expected credit loss of $0 and $0, respectively.

Inventories

Inventories are valued at the lower of cost or net realizable value. Inventories include costs for ingredients and finished goods, which are determined using a FIFO (first-in-first-out) method.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the accelerated depreciation and double-declining depreciation method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Vehicle	5 years

Intangible Assets

On February 21, 2022, the Company entered into the Asset Purchase Agreement with its founder and the CEO, Bert Hibl and acquired certain proprietary contract lists which include 13 contracts. Amortization is charged on a straight-line basis over the estimated useful life of the contract lists, 10 years.

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2023, and 2022.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- Revenue is recognized at a point-in-time when the customer takes possession of the goods.

Cost of Sales

Cost of sales includes the cost of materials, shipping, freight and delivery, and other variable and fixed overheads.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $2,062 and $2,314, which is included in selling and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 23, 2024, which is the date the financial statements were available to be issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,	2023	2022
Other Current Assets	1,880	-
Total Prepaids and Other Current Assets	$ 1,880	$ -

Other current liabilities consist of the following:

As of December 31,	2023	2022
Texas State Comptroller Payable	-	975
Tax Liabilities	11,851	690
Total Other Current Liabilities	$ 11,851	$ 1,665

4. INVENTORY

Inventory consists of the following:

As of December 31,	2023	2022
Finished Goods	3,657	3,657
Total Inventory	$ 3,657	$ 3,657

5. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2023	2022
Vehicle	$ 3,896	$ 3,896
Property and Equipment, at cost	3,896	3,896
Accumulated Depreciation	(1,298)	(649)
Property and Equipment, net	$ 2,598	$ 3,247

Depreciation expenses for the years ended December 31, 2023, and 2022 were $649 and $649, respectively.

6. INTANGIBLE ASSETS

Intangible assets consist of the following:

As of December 31,	2023	2022
Contact Lists	$ 972,000	$ 972,000
Intangible Assets, at cost	972,000	972,000
Accumulated Amortization	(194,400)	(97,200)
Intangible Assets, net	$ 777,600	$ 874,800

Amortization expenses for the years ended December 31, 2023, and 2022 were $97,200 and $97,200, respectively.

Estimated annual amortization expense subsequent to December 31, 2023, is as follows:

Period	Amortization Expense
2024	$ 97,200
2025	97,200
2026	97,200
2027	97,200
Thereafter	388,800
Total	$ 777,600

7. DEBT

Related Party Loans

During the years presented, the Company borrowed money from the owners. The details of the loans from the owners are as follows:

					As of December 2023			As of December 2022		
Owner	Principal Amount	Borrowing Period	Interest rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Bert Hibl	$ 997,500	02/28/2022	0%	01/02/2024	$ 726,509	$ -	$ 726,509	$ 829,634	$ -	$ 829,634
Bert Hibl	138,302	Fiscal Year 2022	0%	not set	134,504		134,504	138,302		138,302
Total					**$ 861,013**	**$ -**	**$ 861,013**	**$ 967,936**	**$ -**	**$ 967,936**

In connection with the Asset Purchase Agreement dated February 21, 2022, the Company issued a promissory note in the amount of $997,500 to its founder and CEO, Bert Hibl. This promissory note was issued as consideration for the acquisition of a proprietary contract list, which included 13 contracts.

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since no maturity date is set and the loan may be called at any time, the loan is classified under current liabilities.

Auto Loan

In 2022, the Company entered into an auto loan agreement with Capital one. The details of the loans are as follows:

		As of December 2023			As of December 2022		
Debt Instrument Name	Principal Amount	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Auto Loan- Capital One	$ 13,900	$ 2,818	$ 6,250	$ 9,068	$ 2,728	$ 9,068	$ 11,796
Total		**$ 2,818**	**$ 6,250**	**$ 9,068**	**$ 2,728**	**$ 9,068**	**$ 11,796**

8. EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 2,000,000 shares of common stock with no par value. As of December 31, 2023, and 2022, 2,000,000 shares of common stock have been issued and were outstanding, respectively.

9. INCOME TAXES

Income tax expense (benefit) from continuing operations was as follows:

For The Year Ended December 31,		2,023		2,022
Federal, State, And Local	$	11,851	$	690
Total Tax Expense/(Benefit)	$	11,851	$	690

Provision for income tax liability comprised the following:

As of December 31,		2,023		2,022
Federal, State, And Local	$	11,851	$	690
Total Povision For Income Tax	$	11,851	$	690

The cumulative NOLs are $0 as of December 31, 2023.

10. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to various local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or loss of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2023, and December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. RELATED PARTY TRANSACTIONS

On February 21, 2022, the Company entered into the Asset Purchase Agreement with its founder and the CEO, Bert Hibl and acquired certain proprietary contract list which include 13 contracts. In connection with the Asset Purchase Agreement dated February 21, 2022, the Company issued a promissory note for $997,500 to its founder and CEO, Bert Hibl. This promissory note was issued as consideration for acquiring a proprietary contract list. As of December 31, 2023 and December 31, 2022, the outstanding balance of the note is $726,509 and $829,634, respectively.

In 2022, the Company borrowed $138,302 from its founder and CEO, Bert Hibl. The loan bears no interest rate and has no defined maturity date. As of December 31, 2023 and December 31, 2022, the outstanding balance of the loan is $134,504 and $138,302, respectively.

In 2023 and 2022, the Company paid $32,526 and $24,977, respectively, to Bert Hibl, the founder and CEO, for the use of a warehouse he owns. There is no formal rental contract in place, and the arrangement operates on a month-to-month basis.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





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GET A PIECE OF NANOPUREUSA CORP

Innovating Sustainable Control For Air, Water & Beyond

NaNoPureUSA Corporation (NNP), a Texas-registered C-Corporation founded in 2021, specializes in air, water, wastewater, and molecular contamination control. Focused on industrial water and wastewater treatment, NNP offers Best Available Control Technology (BACT) that delivers exceptional CAPEX and OPEX efficiency. With over 50 years of management expertise, NaNoPure has demonstrated it's commitment to quality and reliability. NaNoPure has seen strong growth, achieving over 136%YTD Income Increase driven by our experienced management and sustainable solutions.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

NANOPURE
Innovating Sustainable Control
For Air, Water & Beyond

OVERVIEW   ABOUT   TERMS   DISCUSSION   INVESTING FAQS

Get Equity
$5.00 Per Share

MIN INVEST	VALUATION
$300	$5M

REASONS TO INVEST

NaNoPure is focused on addressing the rising demand in the growing global water, water treatment, and industrial filtration markets, positioning us to potentially capture value in this $880B industry.**

 NaNoPure has achieved 136% growth YTD in 2024, achieving gross margins between 35-69%, backed by a team with over 50 years of pollution control expertise.

 NNP's technology development plans include the SRS® system and additional technologies designed to enhance efficiency in wastewater reuse, oil recovery, and contaminant removal. While previous patents for the VVDS and Econo Filter have expired, Nanopure plans to pursue the acquisition of patents for these and other innovations as they advance in development.

Historical growth & past performance is not indicative of future results.
**While NaNoPure is committed to addressing these markets, no assurances can be made about future market share.

TEAM



Bert Alan Hibl • Chairman & CEO

I am a water, air & vapor phase pollution control professional with over 40-years of experience. My background encompasses senior/mid-level management for the Big 3 in the world; Mann+Hummel, GmbH, Pall/Danaher Corporation and Parker Hannifin/ClarCor.
My experience encompasses all facets of management, including B2B and B2C. My titles have included; North American Division Manager, National Sales Manager and OEM Sales Manager. I oversaw sales, P&L, product development, market development, distribution and manufacturers representatives nationally and internationally.

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Tammy Lynn Hibl • Director of Corporate Administration

My role on the board of directors is provide honest and valuable input. Guide the company with a broad set of policies and make important decisions as a fiduciary on behalf of the company and its shareholders.
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Andrea Paige Salazar • Chief Marketing Technology Officer
After attending Baylor University and DU University with a 3.7GPA, I became the youngest Mary K Director in history of the company. Today, I am a part-time real estate agent and Chief Marketing Technology Officer for NaNoPureUSA. My goal is to become NaNoPure's President.
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THE PROBLEM & OUR SOLUTION

Bridging Gaps in the Global Water & Wastewater Industry

NaNoPure is a dedicated innovator in environmental air, water, and vapor phase pollution control, guided by a management team with over 50 years of experience in environmental remediation. Specializing in the manufacturing, private labeling, and distribution of proprietary products, NaNoPure addresses critical challenges in the global water, wastewater, and industrial filtration markets. Our solutions are designed to meet the growing demand for effective, efficient, and sustainable treatment processes.

We believe the fragmented water and wastewater treatment industry has seen large players struggle to integrate their technologies and capitalize on growth opportunities. NaNoPure offers a robust line of products designed to address gaps in the market with end-to-end solutions tailored to meet diverse industry needs. From the Variable Vacuum Distillation System (VVDS) to Nano-Kleen+ filtration systems, we plan to lower operational costs while maximizing efficiency. NaNoPure is committed to providing cost-effective, innovative solutions focused on Total Cost of Ownership (TCO) and Health, Safety, and Environmental (HSE) outcomes, aiming to offer competitive value.

the market & our traction

Strategic Expansion in Water & Filtration

NaNoPure aims to introduce innovative solutions to the $84 billion water and wastewater treatment market and the $41 billion industrial filtration sector, with the intent to strengthen its market position. Serving Global 1000 Energy Companies, we are also planning to expand into high-growth industries such as semiconductors, medical/pharmaceuticals, and defense, unlocking new revenue streams.



Our strategy is to explore market expansion opportunities, including acquisitions and entry into consumer markets, to support our goal of growing our market footprint. With over 50 years of industry experience, we believe NaNoPure follows a proven business model, leveraging partnerships with SRS, LLC, MicroTek and other key confidential suppliers to drive scalable growth through direct sales, licensing, and private label agreements.

Explore More Investment Opportunities in Biotech/Pharma on StartEngine!

Looking for more investment options in the [Industry] space? Click **here** to view all available offerings on StartEngine and get involved today.

ABOUT

HEADQUARTERS
2356 FOUNTAIN GATE DRIVE
LITTLE ELM, TX 75068

WEBSITE
View Site ⬀

NaNoPureUSA Corporation (NNP), a Texas-registered C-Corporation founded in 2021, specializes in air, water, wastewater, and molecular contamination control. Focused on industrial water and wastewater treatment, NNP offers Best Available Control Technology (BACT) that delivers exceptional CAPEX and OPEX efficiency. With over 50 years of management expertise, NaNoPure has demonstrated it's commitment to quality and reliability. NaNoPure has seen strong growth, achieving over 136%YTD Income Increase driven by our experienced management and sustainable solutions.

TERMS
NaNoPureUSA Corp

Overview

PRICE PER SHARE
$5

VALUATION
$5M

DEADLINE ⓘ
Feb. 13, 2025 at 7:59 AM UTC

FUNDING GOAL ⓘ
$124k - $124k

Breakdown

MIN INVESTMENT ⓘ
$300

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$124,000

SHARES OFFERED
Class B, Series-Common Non-Voting

MIN NUMBER OF SHARES OFFERED
24,800

MAX NUMBER OF SHARES OFFERED
24,800

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Memorandum	→
Financials	^

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$1,058,625	$919,894
Cash & Cash Equivalents	$23,992	$21,294
Accounts Receivable	$248,898	$16,897
Short-Term Debt	$1,026,593	$1,029,778
Long-Term Debt	$6,250	$9,068
Revenue & Sales	$702,223	$344,516
Costs of Goods Sold	$322,651	$233,558
Taxes Paid	$11,851	$690
Net Income	$166,815	-$163,960

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive 2% bonus shares

Tier 2 Perk: Invest $5,000+ and receive 5% bonus shares

Tier 3 Perk: Invest $10,000+ and receive 10% bonus shares

Tier 4 Perk: Invest $20,000+ and receive 15% bonus shares

Tier 5 Perk: Invest $50,000+ and receive 20% bonus shares

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

NaNoPure USA Corporation will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B, Series-Common Non-Voting at $5.00 / share, you will receive 110 shares of Class B, Series-Common Non-Voting, meaning you'll own 110 shares for $500.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.



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How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000, are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, he/she is limited to investing 10% of the greater of the two amounts.

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What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market, or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancelation period. Once the four-hour window has passed, it is up to each company to set their own cancelation policy. You may find the company's cancelation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to get sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.